[Paul, Hastings, Janofsky & Walker LLP Letterhead]

(212) 318-6906

michaelzuppone@paulhastings.com

June 21, 2011	43432.00322

VIA EDGAR AND BY UPS

Ms. Folake Ayoola

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Capital Trust, Inc.
Registration Statement on Form S-3
Filed June 1, 2011
File No. 333-174646

Ladies and Gentlemen:

On behalf of Capital Trust, Inc., a Maryland corporation (the “Company”), we are submitting the attached copy of the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) conveyed in the Staff’s comment letter, dated June 17, 2011 (the “Comment Letter”) with respect to the above-referenced registration statement (the “Registration Statement”). This letter and the attached response were transmitted for filing with the Commission via EDGAR on the date hereof.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact Keith D. Pisani at (212) 318-6053 or the undersigned at (212) 318-6906.

Sincerely,

/s/ Michael Zuppone

Michael L. Zuppone
of Paul, Hastings, Janofsky & Walker LLP

cc:	Stephen D. Plavin
Chief Executive Officer, Capital Trust, Inc.
Geoffrey G. Jervis
Chief Financial Officer, Capital Trust, Inc.
Keith D. Pisani
Paul, Hastings, Janofsky & Walker LLP

CAPITAL TRUST, INC.

Memorandum of Capital Trust, Inc.’s Response to
Comment of the Staff of the Commission Conveyed in a Letter Dated June 17, 2011

The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.  Capitalized terms used in this memorandum but not defined herein have the meanings assigned to them in the accompanying transmittal letter from Paul, Hastings, Janofsky & Walker LLP.

General

Comment 1.  Please tell us whether you relied on General Instructions I.B.1 or I.B.6 of Form S-3 in determining your eligibility to use Form S-3.

Response:  The Company respectfully advises the Staff that it relied on General Instruction I.B.1 of Form S-3 (“General Instruction I.B.1”) in determining its eligibility to use Form S-3, which requires that the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates of the Company must be $75 million or more.  In pertinent part, the Instruction to General Instruction I.B.1 further states:

The aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.

The Company filed the Registration Statement of on June 1, 2011.  As of May 9, 2011 (23 days prior to the filing of the Registration Statement), there were 22,211,108 shares of the Company’s class A common stock, par value $0.01 per share (the “Common Stock”), issued and outstanding, of which 16,557,900 were held by non-affiliates.  The closing sales price of the Common Stock on the New York Stock Exchange on May 9, 2011 was $5.10 per share.  Accordingly, the aggregate market value of the Common Stock held by non-affiliates as of a date within 60 days prior to the filing of the Registration Statement was $84,445,290.00 (16,557,900 shares of Common Stock held by non-affiliates multiplied by $5.10 per share).

Where You Can Find More Information, page 55

Comment 2.  It appears you did not incorporate future filings made prior to the effective date of your registration statement.  To the extent any reports are filed after the initial registration statement was filed but prior to its effectiveness, please revise to specifically incorporate such reports.  Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

In furtherance of the conversation between Keith D. Pisani of Paul, Hastings, Janofsky & Walker LLP and Ms. Folake Ayoola of the Staff on June 20, 2011, the Company notes the Staff’s comment and respectfully advises the Staff that the Company has not made any filings since the filing of the Registration Statement that are required to be incorporated by reference into the Registration Statement. To the extent the Company files any reports that are required to be incorporated by reference into the Registration Statement prior to the effectiveness of the Registration Statement, the Company will revise the Registration Statement to specifically incorporate by reference such reports.